(Avista Corporation Letterhead)

September 28, 2012

VIA EDGAR TRANSMISSION

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avista Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 1-3701

Dear Mr. Thompson:

Avista Corporation (“Avista” or the “Company”) has received your letter dated September 17, 2012. For your convenience, each of the numbered comments in your letter is included in this letter, followed by the Company’s response.

Notes to Consolidated Financial Statements, page 58

Note 1. Summary of Significant Accounting Policies Page 58

Non-Utility Revenues, page 58

1.	Please tell us how your accounting for arrangements with multiple deliverables, particularly your allocation of consideration received to separate units of accounting based on their respective fair values, complies with ASC 605-25-30-2 (as updated by ASU 2009-13).

Response:

Non-utility revenues for arrangements with multiple deliverables are related to the operations of our subsidiary, Ecova, Inc. (Ecova).

Our accounting for arrangements with multiple deliverables is based on the guidance in ASC 605-25-30-2 (as updated by ASU 2009-13) and includes allocations of the consideration received for multiple deliverables to appropriate units of accounting based upon our best estimate of the relative selling prices for those deliverables.

1

The majority of Ecova’s arrangements are single element arrangements and revenue is recognized when delivered. The portion of revenues (or contracts) that involve multiple element arrangements was approximately $12 million in 2011, which represented less than 1% of Avista Corp.’s total consolidated revenues and 7% of its non-utility revenues.

Of the multiple element arrangements, approximately 5% contain elements that are delivered over different time intervals in comparison to the other elements in the arrangement. For those contracts with elements delivered over differing time intervals, we allocate the revenue based upon our best estimate of the selling prices for those deliverables when applying the relative selling price method.

In the cases where we have a nonrefundable upfront fee, which is only associated with contracts/elements with time based delivery, we bundle that fee with the fee for time based service delivery and spread the total amount over the period of delivery in the contract.

The updates to ASC 605-25-30-2 by ASU 2009-13 did not have a material impact on our revenue recognition for arrangements with multiple deliverables. We will evaluate these arrangements for materiality going forward to determine if disclosure in future filings is required, and, if it is required, we will indicate that revenue is allocated based upon our best estimate of the relative selling prices for those deliverables rather than the respective fair values.

2.	Please tell us your basis for reporting revenues earned on payment processing through other service providers on a gross basis. In doing so, please provide your evaluation of the indicators supporting gross and net revenue reporting in ASC 605-45-45.

Response:

The revenues earned by our subsidiary, Ecova, on payment processing through other service providers are reported on a gross basis. This revenue was approximately $9 million in 2011, which represented less than 1% of Avista Corp.’s total consolidated revenues and 5% of the non-utility revenues. This accounting treatment is based on the guidance in ASC 605-45-45 and evaluation of the factors which support reporting gross revenue.

•

The company is the primary obligor in the arrangement. In Ecova’s contract with the customer, Ecova provides a performance guarantee to process invoices within three business days of receipt. If Ecova fails to process invoices within the three days, Ecova will pay the late fee. Ecova does not pass this fee on to its subcontractor indicating that Ecova is the primary obligor. Further, if the subcontractor fails to perform under the contract, Ecova will perform the required services for the customers if necessary to ensure the contractual requirements are fulfilled.

•

The company has general inventory risk – before customer order is placed or upon customer return. For service providers a similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work. For Ecova’s contract with its subcontractor and the customer, if the customer does not accept the work, Ecova is still required to compensate the subcontractor even if no payment is collected from the customer; therefore Ecova has the general risk associated with the service.

2

•	The company has latitude in establishing price. Ecova establishes the price with the customer per the customer contract. The customer price is not determined by our outside service provider.

•

The company changes the product or performs part of the service. Ecova is responsible for all services contracted, and, while Ecova does not perform the payment processing portion of the service, Ecova does evaluate the service provided by its subcontractor before billing the customer and evaluates the data obtained from the subcontractor and uses this data to provide additional value to the customers such as data analysis and recommendations for cost savings. This indicates gross reporting in accordance with ASC 605-45-45-9 which states “This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation”.

Further, if the subcontractor fails to perform the required services for the customer, since Ecova has responsibility for the ultimate satisfaction of the contractual requirements, Ecova will step in and perform the services for the customer if necessary, which is an indication calling for gross reporting.

•

The company has discretion in supplier selection. The customers that are receiving service performed by a third party are legacy customers that had contracts with companies that Ecova acquired. Ecova does not outsource its contracts, and the only arrangements for third party service provisions that we have relate to these acquisitions. Over time, many of these customers who are receiving services via a third party processor have been transitioned to Ecova’s in-house payment processing services and Ecova is continuing to transition more of these customers in-house with the ultimate goal of having all customers in-house.

•	The company is involved in the determination of product or service specifications. Ecova develops the user profile and initial negotiations with the client in advance of purchase of service.

•	The company has physical loss inventory risk – after customer order or during shipping. This factor is not applicable to Ecova since Ecova only provides services.

•

The entity has credit risk. Ecova is responsible for collecting the sales price from a customer but must pay the amount owed to our outside service provider after it performs billing services, regardless of whether the sales price is fully collected.

Based on the cumulative nature of the evidence from evaluation of the above factors, the company made the determination to record this revenue gross. Ecova is the primary obligor in the arrangement with customer, has general risk upon customer dissatisfaction and nonpayment, has latitude in establishing price, is involved in the determination of service specifications, and has credit risk for the amount billed to the customer.

3

Note 5. Redeemable Noncontrolling Interests and Subsidiary Acquisitions, page 64

3.	Please tell us how you account for the redeemable non-controlling interests, including changes in redemption values. Please also tell us how you determine the fair value of the redeemable stock and stock options. In addition, please tell us your consideration of disclosing your accounting policies regarding the measurement of redeemable equity instruments in accordance with ASC 480-10-S99-3A-24.

Response:

We adjust the carrying amount of the redeemable non-controlling interests to the maximum redemption amount (fair value) at each reporting date consistent with ASC 480-10-S99-3A-15b. The fair value of the redeemable stock and stock options is measured each interim reporting period through an internal valuation model that takes into account peer market metrics and discounted cash flows from future operations. At least twice annually, an external valuation specialist is used to assist management in measuring the fair value of the common stock of Ecova; during quarters in which we do not have an external valuation, we use internal models which are consistent with the models developed by our external specialist. Outstanding redeemable stock by the noncontrolling shareholders is adjusted to its full value. Outstanding stock options with a put feature are measured at the intrinsic value of the portion of the options that are vested in accordance with SAB Topic 14.E Question 2.

We have disclosed in “Note 1. Summary of Significant Accounting Policies” that the carrying value of Redeemable Noncontrolling Interests is adjusted to fair value each reporting period. We will consider additional disclosure in future filings to specify that we adjust the carrying value of Redeemable Noncontrolling Interests to equal the redemption value at the end of each reporting period.

Additional disclosures in ASC 480-10-S99-3A-24-b through ASC 480-10-S99-3A-24-e are not applicable to our Redeemable Noncontrolling Interests.

ASC 480-10-S99-3A-24-b

•	We have not elected accretion under 15(a) of ASC 480-10-S99

ASC 480-10-S99-3A-24-c

•	We have adjusted Redeemable Noncontrolling Interests to the redemption amount for each reporting date.

ASC 480-10-S99-3A-24-d

•

Redemption value of the Redeemable Noncontrolling Interests is at fair value. We have disclosed that valuation of the Redeemable Noncontrolling Interest is reported at fair value in Note 1 of our financial statements. Redemption values are not guaranteed by the Parent. Also, Redeemable Noncontrolling Interests are associated with common stock instruments and not preferred stock instruments therefore no reconciliation between net income and income available to common stockholders is required.

ASC 480-10-S99-3A-24-e

•	We have not deconsolidated an entity with Redeemable Noncontrolling Interests.

4

We also respectfully would like to advise the Staff that the accounting for the Redeemable Noncontrolling Interests was discussed with the Staff of the Office of the Chief Accountant (OCA) in December 2006. We have attached a copy of the original letter submitted to OCA as well as the confirmatory letter sent to OCA after the discussions were completed.

************************************************************************

In connection with responding to the Comment Letter, the Company’s management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have made every effort to be responsive to your comments. However, if you have any questions with respect to our responses, please contact our Vice President, Controller and Principal Accounting Officer, Christy Burmeister-Smith at 509-495-4256.

Sincerely,

/s/ Mark T. Thies

Mark T. Thies
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:	Ta Tanisha Meadows

5

Avista Corp.
1411 East Mission PO Box 3727
Spokane, Washington 99220-3727
Telephone	509-489-0500
Toll Free	800-727-9170

December 15, 2006

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549-7561

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549-5546

Fax Number (202) 772-9251

E-mail: OCA@sec.gov

Dear Sir or Madam:

On behalf of Avista Corporation (referred to herein as the “Company”, “we”, “our”, or “us”), we are seeking the guidance of the staff of the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC staff”) related to the accounting we believe is appropriate regarding a put right proposed to be given to certain holders of options exercisable into common stock in our consolidated subsidiary Advantage IQ, Inc. (“Advantage”).

Background Information on Avista Corporation

Avista Corporation is an energy company engaged in the generation, transmission and distribution of energy as well as other energy-related businesses. The Company’s corporate headquarters are located in Spokane, Washington. The Company has four business segments – Avista Utilities, Energy Marketing and Resource Management, Advantage (formerly Avista Advantage) and Other. Avista Capital, a wholly owned subsidiary of Avista Corp., is the parent company of all of the subsidiary companies in the non-utility business segments.

Advantage is a legal subsidiary of Avista Corporation and a provider of facility information and cost management services for multi-site customers throughout North America. Through invoice processing, auditing, payment services and comprehensive reporting, Advantage IQ’s solutions are designed to provide companies with critical and easy-to-access information that enables them to proactively manage and reduce their utility, telecom and waste management expenses.

Proposed Redemption Feature Outside the Control of the Company and Advantage

Advantage has granted stock option awards to its employees that allow such employees to purchase Advantage’s common stock at a future date. The options are granted with an exercise price equal to the fair market value of Advantage’s common stock on the date of grant. The options generally vest over a period of 4 years and have a 10-year contractual term. Both the Company and Advantage adopted the provisions of FASB Statement No. 123 (revised 2004), Share-Based Payments (SFAS No. 123R) on January 1, 2006 using the modified prospective transition method. The options are accounted for as equity awards because (a) the underlying common shares are not liabilities and (b) the Company can not be required to settle the option by transferring cash.

We are considering modifying Advantage’s outstanding options to provide employees a put right on the underlying common shares. Optionees will be entitled to this put right until the date on which an initial registration of Advantage’s common stock under Section 12(b) or 12(g) of the Exchange Act first becomes effective. Such put rights will allow optionees the ability to compel Advantage to repurchase for cash shares obtained upon the exercise of an option. Such put rights may be exercised only after the shares have been held by the optionee for at least six months post exercise and only once per year during an annual exercise period, as follows. Advantage shall have an independent appraisal of its common stock conducted on an annual basis. It is contemplated that the annual appraisal will be conducted as of the end of Advantage’s fiscal year (December 31). Advantage will deliver written notice of the appraised value and the stockholder may elect to exercise his or her put right within 30 calendar days. In the event that the put right is not exercised, such put right will lapse until the put exercise period following the next annual appraisal.

We have concluded that the modification to our option awards to allow employees to put the underlying shares to Advantage would be a modification under SFAS No. 123R. Such modification however does not change the classification of our option awards because the put right is not exercisable until at least 6 months after exercise. This is consistent with the following provisions of paragraph 31 of SFAS No. 123R:

... A puttable (or callable) share (footnote omitted) awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met: (a) the repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued (footnotes omitted), or (b) it is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued. For this purpose, a period of six months or more is a reasonable period of time. A puttable (or callable) share that does not meet either of those conditions shall be classified as equity.18

Footnote 18 – SEC registrants are required to consider the guidance in ASR No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks.” Under that guidance, shares subject to mandatory redemption requirements or whose redemption is outside the control of the issuer are classified outside permanent equity.

Since the put would not be exercisable for at least six months after option exercise, the option should continue to be classified as a liability.

We have concluded that the modification does not result in incremental compensation expense under paragraph 51 of SFAS No. 123R, since the put is at fair value. Hence, the modification would not allow the optionee to receive any greater value from the option than existed before the addition of the put.

Consistent with footnote 18 quoted above, we further concluded that the guidance in paragraph 28 and other related provisions of EITF Topic D-98, Classification and Measurement of Redeemable Securities (EITF D-98), would apply to our option awards prior to as well as after vesting in the stand-alone financial statements of Advantage. In accordance with Question 2 and related Interpretive Response of SAB Topic 14-E, Share-Based Payment (SAB 107), prior to exercise of the options the amount reflected in temporary equity will be based on the intrinsic value of such options, taking into account the proportion of consideration received in the form of employee services that have been rendered. Changes in the redemption value in excess of the grant date fair value will be recognized in retained earnings in Advantage’s stand-alone financial statements.

Accounting for Noncontrolling Interests in Subsidiaries with Redemption Features Outside the Control of the Issuer

We are seeking to determine that the SEC staff would not object to our conclusion as to which literature governs the accounting for options and puttable shares of Advantage in the consolidated financial statements of Avista. As discussed below, the underlying literature we have identified that would support different possible alternatives includes the guidance in (a) EITF D-98, (b) paragraph 14 of FASB Statement No. 141, Business Combinations (commonly referred to as “step acquisition” accounting), and (c) by analogy, the guidance in EITF Issue No. 86-32, Early Extinguishment of a Subsidiary’s Mandatorily Redeemable Preferred Stock.

We are providing a table in Appendix A to summarize the accounting results to Avista of each Methodology described in greater detail below. This description applies only to the Advantage options and related shares that will be received upon option exercise, that are puttable for cash to Advantage at fair value. Other Advantage shares that may be included in Avista’s minority interest are not included herein.

In all Methodologies, the Advantage options will be considered for purposes of Avista earnings per share as illustrated in paragraph 156 of SFAS No. 128, Earnings per Share.

Proposed Accounting for Redeemable Common Stock of Advantage, Both Before and After Exercise of the Employee Stock Options

Methodology A – Apply EITF D-98, with changes in redemption value recognized in retained earnings at the Advantage reporting level and, by analogy, at the Company reporting level as well.

In Avista’s consolidated financial statements. Item 5-02 of Regulation S-X, Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries (SFAS 94), require equity securities of a subsidiary held by noncontrolling shareholders to be classified as minority interest in the consolidated financial statements.

Since Advantage is required to apply the provisions of EITF D-98 in its stand alone financial statements, it could be argued that such accounting should be carried through to the consolidated financial statements of Avista as well. Therefore, with respect to the options or puttable shares, the minority interest in the consolidated financial statements should be carried at the higher of (a) the redemption value (or intrinsic value prior to exercise) or (b) the amount that would result from applying consolidation accounting (that is, historical cost increased and decreased only for the minority interest’s share of net income/loss and dividends paid). Historical cost basis earnings will only be allocated to minority shareholders subsequent to the exercise of their options (i.e., earnings will not be allocated to option holders).

As acknowledged in the last sentence in paragraph 19 of EITF D-98, a fair value redemption feature on common stock does not result in a distribution different from those to other common shareholders. Therefore the increases or decreases in the redemption value of those securities should not be reflected in earnings available to common shareholders of the issuer for purposes of computing EPS. For the same reasons, it may be argued that changes in the carrying amount of minority interest, resulting from changes in the redemption value of subsidiary common stock, likewise should not affect earnings of the parent (i.e. minority interest expense). Rather, since the changes relate to common stock, they should be recognized by the parent in the same manner as the subsidiary, which is no effect on earnings or on earnings available to common shareholders.

The Company acknowledges that minority interest is not an element of equity capital in the consolidated financial statements, but believes that application of EITF D-98 by analogy is appropriate given that the potential future cash obligation is attached to a minority interest comprised of subsidiary common stock. This conclusion may be further supported by paragraph 5 of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which defines “issuer’s equity shares” to include the equity securities of any entity whose financial statements are included in the consolidated financial statements.

Under Methodology A, earnings will be allocated to the minority shareholders as a reduction of net income (i.e., minority interest expense) after exercise of the options. Advantage net income will not be allocated to the options prior to exercise. Changes in the redemption value of the redeemable shares (or the options prior to exercise) of Advantage common stock in excess of the allocated earnings will be recognized in a manner similar to dividends paid on nonredeemable stock by charges against retained earnings and will not affect net income or earnings available to common shareholders of Avista in the period of change.

Given the conflicting literature, we do not believe that there is only one acceptable interpretation of GAAP for the redeemable Advantage common stock. However, we believe Methodology A is preferable for the reasons discussed in Methodologies B, C, and D below.

Outline of the possible alternative answers considered and rejected

The Company also considered the following alternative accounting methodologies but ultimately rejected these alternatives for the reasons mentioned below.

Methodology B – Apply EITF D-98 with changes in redemption value recognized at the Company reporting level on the balance sheet as a deferred asset (i.e., prepaid purchase price)

Under Methodology B, the accounting would be identical to that described in Methodology A except that in Avista’s financial statements, any changes in the minority interest due to the impact of the put would be deferred as an asset until the put has been exercised and the shares representing a minority interest have been acquired. The deferred asset in substance would represent the net cash (redemption price less exercise price of the options) that will ultimately be paid to acquire the minority interest. At the time of redemption, the balance in the deferred asset would then be allocated using the provisions of SFAS 141 for step acquisitions. Proponents of Methodology B believe this accounting would preserve the minority interest purchase accounting that would have resulted had Advantage simply repurchased the minority interest from the option holder without first inserting a fair value put right. In addition, Methodology B retains the fair value presentation of the redemption obligation as described in Methodology A, consistent with the requirements of D-98.

The Company acknowledges that Methodology B would result in a “split” application of purchase accounting prior to the completion of the purchase; it recognizes the consideration to be paid if the put is exercised, but does not allocate that purchase price under the provisions of SFAS 141 until the shares are actually repurchased. Under normal purchase transactions the acquisition of net assets, incurrence of the obligation to pay consideration, and allocation of the purchase price all occur at the same time; hence, no special provisions are included in SFAS 141 for a situation such as this where the consideration to be paid is recognized before the net assets are actually acquired. Methodology B seeks to meet the requirements of both D-98 and SFAS 141 by permitting the deferral of an asset related to the future step acquisition accounting. The asset would be classified as long-term and would be described as unallocated purchase price related to future acquisition of minority interest in a consolidated subsidiary. If the put expires unexercised, the deferred asset and minority interest of equal amounts would be reversed.

Opponents of Methodology B acknowledge that it attempts to reconcile two contrary pieces of literature, but that the resulting deferred asset is not supportable under SFAS 141 as written.

Methodology C – Apply paragraph 14 of SFAS 141 at the Company level with redeemable Advantage common stock shares included within the Advantage minority interest caption and not separately displayed as minority interest redeemable at fair value

Under Methodology C, the minority interest (once the options are exercised) should be accounted for based on consolidation accounting rules. That is, minority interest is increased and decreased only for its share of Advantage’s income/loss,and dividends paid. Such increases and decreases are recognized as an element of net income (i.e., minority interest expense or income). Minority interest would not be impacted by the Advantage options, or by the put feature on any shares from exercised options. Proponents of Methodology C believe that EITF D-98 is intended to apply to redeemable securities that would otherwise be classified in permanent equity and therefore would not be applicable to minority interests despite potential redemption features. That is, since minority interest balances are already excluded from permanent equity, it is not necessary to apply D-98 to the options or related puttable shares at the Avista level. Furthermore, proponents of Methodology C agree with proponents of Methodology A that the fair value redemption provision does not result in distributions different from those to other common shareholders (i.e. non-puttable common shareholders). Accordingly, earnings should be allocated to the minority shareholders based on their ownership percentage irrespective of the current redemption value of the common shares. Upon exercise of the option and redemption of the shares, the Company would apply step acquisition treatment under SFAS 141 for the acquired minority interest.

The Company rejected Methodology C because it believes it would not appropriately reflect the Company’s obligation to the minority shareholders under the redemption features proposed to be granted. Although it is true that the minority interest balance is not included in permanent equity, Methodology C does not fully reflect the claim of the minority interest, since it does not include the obligation the Company has to pay cash based on the fair value of the shares subject to the put. Omission of that amount from minority interest may be misleading.

Methodology D – Apply EITF D-98 at the Company reporting level. Changes in the redemption value of the redeemable Advantage common shares are recognized as minority interest expense or income at the Company reporting level (thereby impacting earnings available to common equity holders as well).

Methodology D is essentially the same as Methodology A, with the exception of how changes in the minority interest balance would be characterized in the Company’s consolidated income statement. Under Methodology D, the changes in redemption value of the Advantage puttable common stock and the intrinsic redemption value of the options prior to exercise would be included in the minority interest line in the consolidated income statement (similar to the treatment of dividends paid on preferred stock issued by a subsidiary to third parties). As minority interest is not an element of equity capital, changes in the carrying amount of the minority interest (whether due to consolidation accounting or to reflect changes in the redemption value) should be reflected as an element of earnings (i.e. minority interest expense), and not directly in parent equity.

The Company rejected Methodology D as it seems inconsistent to apply D-98 to redeemable common stock of a parent (changes in redemption value have no impact on consolidated earnings per share) but record a different result for redeemable common stock of a consolidated subsidiary.

Views of Avista Corporation Audit Committee and Independent Registered Public Accounting Firm

Avista Corporation has furnished this letter to and discussed the proposed transaction with appropriate members of its audit committee, and with Deloitte & Touche LLP, who concur that the applicable accounting literature is not clear, that preclearance with the staff of the SEC is appropriate, and that no net income or earnings available to common shareholders charge is required upon adjusting the redeemable Advantage common shares (or options prior to exercise) to their redemption value each reporting period (Methodology A).

Prior SEC staff Positions Related to the Issue

We have been informed that this conceptual issue was discussed in a meeting between members of the SEC staff and Deloitte & Touche’s National Office in October, 2005, and that at that time the SEC staff did not express a conclusive view.

Current or Previous Discussion or Correspondence with the Divisions of Enforcement, Corporate Finance, or any Other Office of the Commission Regarding the Issue in this Submission

Neither the Company nor its auditors are aware of any prior SEC staff position related to this issue.

The SEC staff’s input on the matters set forth in this letter is greatly appreciated. If the SEC staff has any comments or questions, we are available to discuss those comments at your earliest convenience, either by phone or in person. Further communications should be directed to me at (509) 495-8000 or Ann Wilson, Vice President, Controller at (509) 495-4321.

Sincerely,

Malyn K. Malquist

Executive Vice President and Chief Financial Officer

Auditor contacts:	Glen W. Storer, Audit Partner 101 S. Capitol Boulevard, Suite 1700 Boise, Idaho 83702 (208) 422-1815 gstorer@deloitte.com

Bernie De Jager, National Office Partner 50 Fremont Street Suite 3100 San Francisco, CT 94105-2230 (415) 783-6779 bdejager@deloitte.com cc-via email:

Office of the Chief Accountant, Division of Corporate Finance, SEC

Ms. Kristianne Blake, Audit Committee Chair, Avista Corporation

Mr. Glen Storer, Audit Engagement Partner, Deloitte & Touche LLP, Boise

Mr. Bernie De Jager, Deloitte & Touche LLP, San Francisco (National Office)

Mr. James V. Schnurr, Deloitte & Touche LLP, Wilton

Mr. Doug Barton, Deloitte & Touche LLP, San Francisco (National Office)

APPENDIX A

Methodology	Minority Interest — Adjust to Intrinsic Value for Options and to Fair Value for Shares? (1)	Offsetting Entry	Timing of Purchase Price Allocation, if any

A	Yes	Retained Earnings	N/A

B	Yes	Deferred Asset	Exercise of Put

C	No	N/A	Exercise of Put

D	Yes	Earnings	N/A

(1)

Such amount would be recognized only to the extent it exceeds the amount that would otherwise result from applying normal consolidation accounting applied to actual shares outstanding (that is, historical cost increased and decreased only for the minority interest’s share of net income/loss and dividends paid).

Avista Corp.
1411 East Mission PO Box 3727 MSC-11
Spokane, Washington 99220-3727
Telephone 509-495-8000

Malyn K. Malquist

Executive Vice President and

Chief Financial Officer

January 23, 2008

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549-7561

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549-5546

Fax Number (202) 772-9251

E-mail: OCA@sec.gov

Dear Ms. Cole:

In response to your email message of December 6, 2007, we are providing the following revised letter.

On behalf of Avista Corporation (referred to herein as the “Company,” “we,” “our,” or “us”), we are confirming guidance previously discussed with the staff of the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC staff”) related to the accounting regarding a put right given to certain holders of options exercisable into common stock in our consolidated subsidiary Advantage IQ, Inc. (“Advantage”). We refer you to our letter previously submitted to the SEC Staff dated December 15, 2006 which is attached hereto for your reference.

This matter was verbally discussed on February 2, 2007 and again on March 7, 2007. Participants in these discussions were:

•	Ms. Cathy Cole, Office of the Chief Accountant

•	Mr. Steven Jacobs, Division of Corporation Finance

•	Mr. Malyn Malquist, Executive Vice President and Chief Financial Officer

•	Ms. Ann Wilson, Vice President and Controller

•	Mr. Glen Storer, Audit Engagement Partner, Deloitte & Touche LLP, Boise

•	Mr. Bernie De Jager, Deloitte & Touche LLP, San Francisco (National Office)

•	Mr. Doug Barton, Deloitte & Touche LLP, San Francisco (National Office)

1

In our December 15, 2006 letter, we indicated that the Company had concluded that the addition of a fair value put right to a share based payment award did not result in compensation expense under the provisions of SFAS 123R, Share Based Payment. Our discussions indicated that the SEC staff did not object to such conclusion. In addition, we outlined four different accounting methodologies for the put feature for consideration. In the discussions referred to above, the SEC staff stated that they would not object to the Company’s conclusion to account for these put options using Methodology A with one significant modification. This modification relates to the accounting upon exercise of the put option by the holder. Upon exercise of the put option and acquisition of the common stock, the Company is required to apply purchase accounting for minority interest acquisitions required by Statement of Financial Accounting Standards No. 141, Business Combinations.1 To apply purchase accounting to the acquired minority interest, the amounts previously recorded to minority interest on the balance sheet to adjust it to its redemption amount under EITF Topic D-98 would be reversed out but not through earnings.

Further, we acknowledge and agree with two observations of the SEC staff noted during these discussions as follows:

•

It would be very unusual for the fair value of the minority interest shares to be less than the carrying value of the minority interest determined under the provisions of ARB 51, Consolidated Financial Statements, and that such circumstances could be an indicator of potential unrecorded impairment of the assets at Advantage. Such would require further evaluation by the Company using the various impairment accounting standards applicable to such assets.

•

The Company’s View A methodology is considered a reasonable interpretation of paragraph 19 of EITF Topic D-98 as the put option in the award is at fair value. Such interpretation should not be extended to puts options at other than fair value.

We appreciate the assistance of the SEC staff in addressing this important issue.

Sincerely,

Malyn K. Malquist

Executive Vice President and Chief Financial Officer

Auditor contacts:	Glen W. Storer, Audit Partner 101 S. Capitol Boulevard, Suite 1700 Boise, Idaho 83702 (208) 422-1815 gstorer@deloitte.com

[1]	This conclusion is applicable prior to the effective date of Statement of Financial Accounting Standards 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160).

2

Bernie De Jager, National Office Partner
50 Fremont Street
Suite 3100
San Francisco, CA 94105-2230
(415) 783-6779 bdejager@deloitte.com

cc-via email:

Office of the Chief Accountant, Division of Corporate Finance, SEC

Ms. Kristianne Blake, Audit Committee Chair, Avista Corporation

Mr. Glen Storer, Audit Engagement Partner, Deloitte & Touche LLP, Boise

Mr. Bernie De Jager, Deloitte & Touche LLP, San Francisco (National Office)

Mr. Doug Barton, Deloitte & Touche LLP, San Francisco (National Office)

Mr. David Bonsar, Hogan & Hartson

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